Exemption No. 82-5093

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

03 FEB -6 AM 7:21

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext. 254
Direct Email: vivian@jcolaw.com

SUPPL

January 28, 2003

03003675

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ANASTASIOS (TOM) DRIVAS** dated January 27, 2003. I also enclose a clearer unsigned copy of the report for your ease of reference.

Yours very truly,

JOHNSTONE & COMPANY

Per: Vivian Louie
Law Clerk

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

2/10

F:\WPDOC\TK\RDR\Ins TD Jan28-03.wpd

Exemption No. 82-5093

ORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 13 / 1 / 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

No. / STREET / APT: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO — POSTAL CODE: M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Date (Day / Month / Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	D Present balance of class of securities held	E Direct/indirect ownership	F Identify the registered holder where ownership is indirect or control or direction is exercised
OPTIONS	162,559							162,559	1	
COMMON SHARES	826,162	23 / 1 / 2003	10		5,000	$0.38		823,162	1	
	823,162	23 / 1 / 2003	10		5,000	$0.37		818,162	1	
	818,162	24 / 1 / 2003	10		5,000	$0.37		813,162	1	
	813,162	24 / 1 / 2003	11		26,100	$0.37		787,062	1	
COMMON SHARES	1,161,801							1,161,801	2	See Remark 1
WARRANTS	168,000							168,000	1	

ATTACHMENT: [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by Romios Estates Ltd. which is controlled by the undersigned.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 27 / 1 / 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5 |

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 13 | 1 | 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

NO. / STREET / APT: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-5093

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	162,559									162,559	1	
COMMON SHARES	828,162	23	1	2003	10		5,000	$0.38		823,162	1	
	823,162	23	1	2003	10		5,000	$0.37		818,162	1	
	818,162	24	1	2003	10		5,000	$0.37		813,162	1	
	813,162	24	1	2003	11		26,100	$0.37		787,062	1	
COMMON SHARES	1,181,801									1,181,801	2	See Remark 1
WARRANTS	168,000									168,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by Romios Estates Ltd. which is controlled by the undersigned.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 27 | 1 | 2003